UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 28, 2015

Notice Concerning Difference in Individual Financial Results (Non-consolidated Financial Results) Compared to Actual Figures for the Previous Year Results

NTT DOCOMO, INC. hereby announces that there is a difference between the individual financial results for the year ended March 31, 2015 and the actual results for the previous year (year ended March 31, 2014).

1.	Difference between the non-consolidated financial results for the year ended March 31, 2015 and the actual figures for the previous year

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Net Income Per Share
Previous year results (A) (Year ended March 31, 2014)	(millions of yen 4,432,980)		(millions of yen 853,131)		(millions of yen 899,287)		(millions of yen 483,232)		(Yen 116.53)
Actual results for this year (B) (Year ended March 31, 2015)	(millions of yen 4,285,456)		(millions of yen 619,604)		(millions of yen 608,186)		(millions of yen 359,339)		(Yen 88.99)
Change (B-A)	(millions of yen (147,523	) )	(millions of yen (233,527	) )	(millions of yen (291,100	) )	(millions of yen (123,893	) )	—
Change (%)	(3.3)		(27.4)		(32.4)		(25.6)		—

2.	Reason for the difference occurring

Income before income taxes decreased due mainly to the expanded impact from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch in June 2014, in addition to a rise in expenses such as cost of equipment sold and other factors.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 65 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit www.nttdocomo.co.jp/english.